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                                                                     Exhibit 8.2

               [Letterhead of Cleary, Gottlieb, Steen & Hamilton]

                                                September 30, 1998

ALBANK Financial Corporation
10 North Pearl Street
Albany, New York 12207

Ladies and Gentlemen:

               You have requested our opinion regarding certain U.S. federal income tax consequences of the proposed merger (the "Merger") of ALBANK Financial Corporation, a Delaware corporation ("ALBANK"), with and into Charter Michigan Bancorp, Inc. ("Charter Michigan"), a wholly owned first tier subsidiary of Charter One Financial, Inc. ("COFI"), with Charter Michigan as the surviving entity. The Merger is to be effected pursuant to the Agreement and Plan of Merger dated as of June 15, 1998 by and between ALBANK, Charter
Michigan and COFI (the "Merger Agreement"). Defined terms used but not defined herein have the same meaning as in the Merger Agreement.

               In arriving at the opinions expressed below, we have examined and relied on the accuracy and completeness of the facts, information, covenants and representations contained in originals, or copies certified or otherwise identified to our satisfaction, of:

               (i) the Merger Agreement;

               (ii) the Joint Proxy Statement of ALBANK and COFI and the Prospectus of COFI filed with the Securities and Exchange Commission (the "Commission") by COFI in a Registration Statement on Form S-4 (the "Registration Statement") in connection with the Merger;

               (iii) certificates and representations of officers and representatives of COFI and ALBANK and such other persons as we have deemed necessary or appropriate; and

               (iv) such other documents as we have deemed necessary or appropriate as a basis for the opinions expressed below.
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               Without limiting the generality of the foregoing, in arriving at the opinions expressed below, we have examined and relied, without independent verification of the statements contained therein, on representation letters from each of COFI, Charter Michigan and ALBANK regarding certain tax matters, and we have assumed that the representations contained in the foregoing letters are accurate and will be accurate as of the Effective Time.

               In arriving at the opinions expressed below, we have also assumed, without making any independent investigation, that all documents as furnished to us are complete and authentic, that the signatures on all documents are genuine, and that all such documents have been, or in the case of drafts, will be, duly authorized, executed and delivered. We have further assumed that the parties to the Merger will act, and the Merger will be effected, in accordance with such documents. In addition we have made such other investigations of law as we have deemed appropriate as a basis for the opinions expressed below.

               The opinions expressed below are based on the Internal Revenue Code of 1986, as amended (the "Code"), and applicable regulations, rulings and decisions, in each case as in effect on the date hereof, and may be affected by amendments to the Code or to the regulations thereunder or by subsequent judicial or administrative interpretations thereof.

               We express no opinion as to the laws of any jurisdiction other than the federal income tax laws of the United States.

               Based upon and subject to the foregoing, it is our opinion that for U.S. federal income tax purposes:

               (a) The Merger will constitute a reorganization within the meaning of section 368(a) of the Code;

               (b) No gain or loss will be recognized by ALBANK as a result of the consummation of the Merger;

               (c) Except as provided in paragraph (e) below, no gain or loss will be recognized by a holder of ALBANK Common Stock upon the exchange of all such holder's ALBANK Common Stock solely for COFI Common Stock in the Merger, and the aggregate adjusted tax basis of shares of COFI Common Stock (including a fractional share interest in COFI Common Stock deemed received and redeemed as described below) received by such holder will be the same as the aggregate adjusted tax basis of the shares of ALBANK Common Stock exchanged therefor;

               (d) The holding period of the shares of COFI Common Stock received by a holder of ALBANK Common Stock in the Merger will include the holding period of the shares of ALBANK Common Stock surrendered and exchanged therefor, provided that such shares of ALBANK Common Stock were held as a capital asset by such stockholder at the Effective Time; and
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               (e) A holder of ALBANK Common Stock who receives cash in lieu of a fractional share interest in COFI Common Stock in The Merger will be treated as having received such fractional share interest and then as having received the cash in redemption of such fractional share interest. Under section 302 of the Code, if such deemed distribution were "substantially disproportionate" with respect to such holder or were "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the holder would generally recognize capital gain or loss equal to the difference between the amount of cash received and the holder's adjusted tax basis in the fractional share interest (determined as described in paragraph (c) above). Such capital gain or loss would be long-term capital gain or loss if the holder's holding period in a fractional share interest (determined as described in paragraph (d) above) were more than one year. Long-term capital gain of a non-corporate stockholder is generally subject to a maximum tax rate of 20% if the holding period exceeds one year.

               The opinions expressed in paragraphs (c), (d) and (e) above apply only to holders of ALBANK Common Stock who are (i) citizens or residents of the United States, (ii) domestic corporations or (iii) otherwise subject to U.S. federal income tax on a net income basis and are not insurance companies, tax-exempt organizations, financial institutions, dealers in securities, or other persons subject to taxation under special rules, persons who acquired or acquire ALBANK Common Stock pursuant to the exercise of employee stock options or otherwise as compensation or persons who hold shares of ALBANK Common Stock in a hedging transaction or as part of a straddle or conversion transaction.

               We hereby consent to the filing of this letter with the Commission as an exhibit to the Registration Statement and to all references made to this letter in the Registration Statement; provided, however, that in giving such consent we do not admit that we are an expert with respect to any part of the Registration Statement within the meaning of the term "expert" as used in the Securities Act or the rules and regulations of the Commission thereunder.

                                         Very truly yours,

                                          CLEARY, GOTTLIEB, STEEN & HAMILTON

                                          By:   /s/ James M. Peaslee
                                                ----------------------------
                                                James M. Peaslee, a Partner